

Mail Stop 7010

October 24, 2008

via U.S. mail and facsimile

Mr. Steven M. Healy
Chief Financial Officer
Imperial Industries, Inc.
3790 Park Central Boulevard North
Pompano Beach, FL 33064

> **RE: Imperial Industries, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-07190**

Dear Mr. Healy:

We have completed our review of your filing and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief